Exhibit 99.1

Super Group Reports First Quarter 2022 Financial Results

•	Revenue of €334.5 million up 7% period over period

•	Adjusted EBITDA of €61.5 million up 14% period over period

•	Loss after tax of €163.2 million includes €201.5 million of costs and changes in fair values associated with the business combination and listing as a public company

•	Cash and cash equivalents increased 39% to €272.7 million at March 31, 2022 from March 31, 2021

•	Management to host conference call today at 8:30 a.m. ET

New York, NY – May 25, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced first quarter 2022 financial results for its operating subsidiary, SGHC Limited.

Super Group completed a business combination on January 27, 2022, with Sports Entertainment Acquisition Corp. (“SEAC”) as a result of which all of the shareholders of SGHC Limited also exchanged their shares for shares of Super Group in a pre-closing reorganization. Prior to January 27, 2022, SGHC did not conduct any operations other than incurring costs to effect the reorganization and business combination.

Neal Menashe, CEO of Super Group, commented: “During the first quarter of 2022, Super Group began operating as a U.S publicly listed company and continued to expand in both existing and new markets in line with our growth strategy.” Mr. Menashe continued, “Our team has become accustomed to navigating the business through changing and challenging environments, and we believe the strategies that we are executing on will enable us to continue doing so as we take Super Group from strength to strength.”

Alinda van Wyk, CFO of Super Group commented, “The results for the first quarter of 2022 reflected revenue growth and strong cash generation but were challenged on a period over period comparative basis due to industry and economic headwinds and costs related to our business combination and listing as a public company in January. Ms van Wyk stated, “Despite tough period over period comparisons, Super Group experienced revenue growth and a year over year 39% increase in cash and cash equivalents.”

Financial Highlights

•

Revenue increased 7% to €334.5 million for first quarter 2022 from €311.8 million in the same period from the prior year driven by growth in African and Asia-Pacific markets partially offset by adverse impacts from tightening regulation, and in some cases, ceasing in some European markets. Revenue for the first quarter of 2021 was also impacted by continued shutdowns from the COVID pandemic in many markets which resulted in increased gaming activity.

•

Loss after tax for the first quarter of 2022 was €163.2 million compared to a profit of €38.6 million in the same period of the prior year. Loss for the first quarter of 2022 included €201.5 million of costs and adjustments related to the business combination and the listing on January 27, 2022. including €21.4 million of transaction costs incurred as well as €180.1 million of non-cash costs and adjustments as follows:

•	€126.3 million for share listing expense;

•	€29.4 million for a fair value adjustment of warrant liabilities; and

•	€24.4 million for a fair value adjustment of earn out liabilities.

The transaction fees and share listing expense are one-time costs.

•	EBITDA, a non-GAAP measure, decreased to a loss of €138.2 million in the first quarter of 2022 compared to earnings of €64.1 million in the same period from the prior year.

•

Adjusted EBITDA, which excludes transaction costs, share listing expense, changes in valuations of warrants and earn-out liabilities, gains on derivative contracts and bargain purchases, increased 14% to €61.5 million compared to €54.0 million in the same period from the prior year.

•

Monthly Average Customers for the quarter increased 10% to 2.6 million during the first quarter of 2022 from 2.4 million in the first quarter of 2021 despite closure and restrictions in certain European countries and the first quarter of 2021 benefiting from a resurgence of the COVID pandemic.

•

Cash and cash equivalents was €272.7 million at March 31, 2022 and €293.8 million at December 31, 2021. The decrease was primarily the result of cash used to redeem shares in connection with closing the business combination, offset in part by cash released from SEAC’s trust account to Super Group upon the closing. Cash and cash equivalents increased 40% to €272.7 million at March 31, 2022 from €196.2 million at March 31, 2021.

Business Highlights

•	During the first quarter of 2022, Super Group increased its regulated market presence through the launch of both a sports betting and casino offering in Bulgaria.

•	Nine new partnerships were signed during the first quarter of 2022, including the Milwaukee Bucks, the Stock Car Pro Series Brazil and the Ghana Women’s Football League.

•	As of March 31, 2022, Super Group had over 70 brand partnerships in over 20 jurisdictions.

•

In Ontario, registration has been awarded for the Betway brand, and SGHC anticipates imminent registration for the Spin brands. Currently, Betway and Spin continue to operate in Ontario with the knowledge of the regulator.

Geographical Information for the Three Months Ended March 31

	2022 Betway € ‘000s	2022 Spin € ‘000s	2022 Total € ‘000s
Africa and Middle East	63,786	1,337	65,123
Asia and Pacific	55,250	23,989	79,239
Europe	30,192	2,525	32,717
North America	34,467	115,984	150,451
South/Latin America	3,285	3,663	6,948

	186,980	147,498	334,478

	%	%	%
Africa and Middle East	34%	1%	19%
Asia and Pacific	30%	16%	24%
Europe	16%	2%	10%
North America	18%	79%	45%
South/Latin America	2%	2%	2%

	2021	2021	2021
	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	40,624	1,591	42,215
Asia and Pacific	40,592	27,352	67,944
Europe	37,771	8,697	46,468
North America	34,036	114,661	148,697
South/Latin America	2,811	3,676	6,487

	155,834	155,977	311,811

	%	%	%
Africa and Middle East	26%	1%	14%
Asia and Pacific	26%	18%	22%
Europe	24%	6%	15%
North America	22%	73%	47%
South/Latin America	2%	2%	2%

Disaggregation of Revenue by Product Line

For the Three Months ended March 31, 2022:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino	57,456	147,046	204,502
Sports betting	109,037	452	109,489
Brand licensing	19,890	—	19,890
Other	597	—	597

Total Group revenue	186,980	147,498	334,478

For the Three Months ended March 31, 2021:

	Betway	Spin	Total
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino	55,566	154,913	210,479
Sports betting	82,905	1,064	83,969
Brand licensing	17,363	—	17,363

Total Group revenue	155,834	155,977	311,811

Reorganization Timeline

Over the last three years, the business conducted a restructuring by combining existing, stand-alone companies into the newly formed Super Group. The only acquisition affecting the periods presented in this press release is Raging River, acquired on January 11, 2021.

SGHC Limited was formed on July 6, 2020.

The following transactions took place during 2019, 2020, 2021 and 2022 as part of the reorganization:

•	Pindus is the predecessor entity, and its results are reflected in the financial statements prior to July 31, 2019.

•	July 26, 2019 - Fengari was deemed to have been acquired.

•	April 1, 2020 - Pelion was deemed to have been acquired.

•	May 4, 2020 - Pelion acquired Lanester.

•	September 30, 2020 - Yakira and Gazelle were both acquired.

•	January 11, 2021 - Raging River was deemed to have been acquired.

•	April 9, 2021 - Webhost, Partner Media and Buffalo were acquired.

•	April 14, 2021 - DigiProc Consolidated was acquired.

•	April 19, 2021 - Raichu Investments was acquired.

•	September 2, 2021 - SGHC purchased 100% of the outstanding shares of Smart Business Solutions S.A.

•	December 1, 2021 - SGHC purchased 100% of the outstanding shares in Haber Investments, and Red Interactive.

•	January 27, 2022 - Business combination with SEAC.

Non-GAAP Financial Information

This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

EBITDA and Adjusted EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share listing expense and fair value adjustments on warrant liabilities and earnout liabilities.

Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit to Adjusted EBITDA for the Three Months Ended March 31:

	2022	2021
	€ ‘000s	€ ‘000s
Profit (Loss) for the period	(163,222)	38,571
Income tax expense	8,959	2,920
Finance income	(313)	(338)
Finance expense	349	2,879
Depreciation and amortization expense	15,990	20,022

EBITDA	(138,237)	64,054
Transaction costs	21,405	—
Gain on derivative contracts	(1,712)	—
Share listing expense	126,252	—
Fair value - warrant liability	29,374	—
Fair value - earnout liability	24,385	—
Gain on bargain purchase	—	(10,047)

Adjusted EBITDA	61,467	54,007

Webcast Details

The Company will host a webcast at 8:30 a.m. ET today to discuss the first quarter 2022 financial results. For ease of year-over-year comparison and analysis the Company may discuss pro-forma consolidated results, including Adjusted EBITDA, which pro-forma results are included in the 2022 Earnings Review presentation posted on Investor Relations section of SGHC.com.

Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Source: Super Group

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity and growth, expected growth of Super Group’s customer base, expansion into new markets and receipt of regulatory approvals.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to Super Group’s acquisition of DGC; (xxviii) the integration of the DGC business; and (xxix) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

SGHC Limited

Unaudited Interim Condensed Consolidated Statements of Profit

or Loss

and Other Comprehensive Income for the three

months ended March 31, 2022 and 2021

	2022 € ‘000s	2021 € ‘000s
Revenue	334,478	311,811
Direct and marketing expenses	(240,717)	(214,449)
Other operating income	2,407	263
General and administration expenses	(34,701)	(43,618)
Depreciation and amortization expense	(15,990)	(20,022)
Transaction fees	(21,405)	-

Profit from operations	24,072	33,985
Finance income	313	338
Finance expense	(349)	(2,879)
Gain on derivative contracts	1,712	-
Share listing expense	(126,252)	-
Change in fair value of warrant liability	(29,374)	-
Change in fair value of earnout liability	(24,385)	-
Gain on bargain purchase	-	10,047

(Loss)/profit before taxation	(154,263)	41,491
Income tax expense	(8,959)	(2,920)

(Loss)/profit for the period attributable to owners of the parent	(163,222)	38,571
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation	1,117	526

Other comprehensive income for the period	1,117	526

Total comprehensive (loss)/profit for the period attributable to owners of the parent	(162,105)	39,097

Weighted average shares outstanding, basic and diluted	488,324,769	460,395,838
(Loss)/Net profit per share, basic and diluted	(0.33)	0.08

SGHC Limited

Unaudited Interim Condensed Consolidated Statements of Financial Position

as at March 31, 2022 and December 31, 2021

	2022 € ‘000s	2021 € ‘000s
ASSETS
Non-current assets
Intangible assets	165,904	172,954
Goodwill	25,003	25,023
Property, plant and equipment	13,707	12,498
Right-of-use assets	13,887	14,541
Deferred tax assets	29,422	24,108
Regulatory deposits	8,980	8,594
Loans receivable	7,500	25,516
Financial assets	1,686	1,686

	266,089	284,920
Current assets
Trade and other receivables	167,154	169,252
Income tax receivables	33,923	35,806
Restricted cash	88,231	60,296
Cash and cash equivalents	272,684	293,798

	561,992	559,152

TOTAL ASSETS	828,081	844,072

Non-current liabilities
Lease liabilities	10,938	10,896
Deferred tax liability	9,634	9,248
Interest-bearing loans and borrowings	532	764

	21,104	20,908
Current liabilities
Earnout liability	274,340	—
Warrant liability	76,489	—
Lease liabilities	4,807	5,353
Deferred consideration	—	13,200
Shareholders’ repurchase payable	44,311	—
Interest-bearing loans and borrowings	3,294	3,008
Trade and other payables	150,561	147,353
Customer liabilities	52,883	51,959
Provisions	47,920	47,715
Income tax payables	47,708	40,524

	702,313	309,112

TOTAL LIABILITIES	723,417	330,020

EQUITY
Issued capital	273,436	269,338
Earnout reserve	(249,955)	—
Foreign exchange reserve	(977)	(2,094)
Retained profit	82,160	246,808

TOTAL EQUITY	104,664	514,052

TOTAL LIABILITIES AND SHARHOLDERS’ EQUITY	828,081	844,072

SGHC Limited

Unaudited Interim Condensed

Consolidated Statements of

Cash Flows for the three

months ended March 31, 2022

and 2021

	2022 € ‘000s	2021 € ‘000s
Cash flows from operating activities
(Loss)/profit for the period	(163,222)	38,571
Add back:
Income tax expense	8,959	2,920
Loss on disposal of assets	—	(7)
Fair value - warrant liability	29,374	—
Fair value - earnout liability	24,385	—
Share listing expense	126,252	—
Depreciation of property, plant and equipment	1,323	587
Waiver of loans	—	462
Gain on bargain purchase	—	(10,047)
Amortization of right-of-use assets	1,162	542
Amortization of intangible assets	13,505	18,893
Increase in provisions	387	255
Finance income	(313)	(338)
Finance expense	242	2,770
Unrealized foreign currency (loss)/gain	(1,688)	2,483
Changes in working capital:
Decrease in trade and other receivables	2,289	19,161
Decrease in trade and other payables	(20,128)	(17,083)
Increase in customer liabilities	924	6,302
Change in restricted cash	(731)	(1,169)

Cash from operating activities	22,720	64,302
Dividends tax paid	(5,461)	(154)
Corporation tax rebates received	1,846	2,387
Corporation tax paid	(1,422)	(3,292)

Net cash flows from operating activities	17,683	63,243
Cash flows from investing activities
Cash received in interest	237	200
Acquisition of intangible assets	(6,252)	(3,628)
Acquisition of property, plant and equipment	(2,533)	(524)
Acquisition of businesses, net of cash acquired	—	10,301
Restricted cash guarantee	(27,204)	—
Receipts from loans receivable	17,541	1,041
Issuance of loans receivable	(6)	(25)
Cash used in regulatory deposits	(386)	(463)

Net cash flows from investing activities	(18,603)	6,902
Cash flows used in financing activities
Shares repurchased	(179,985)	(10,733)
Capitalized transaction fees	(1,488)	—
Proceeds from shares issued	172,119	—
Cash paid for deferred consideration	(13,200)	—
Repayment of interest-bearing loans and borrowings	(349)	(1,932)
Repayment of lease liabilities - interest	(261)	(352)
Repayment of lease liabilities - principal	(1,186)	(1,027)

Net cash flows used in financing activities	(24,350)	(14,044)
(Decrease)/increase in cash and cash equivalents	(25,270)	56,101
Cash and cash equivalents at beginning of the period	293,798	138,540
Effects of exchange rate fluctuations on cash held	4,156	1,553

Cash and cash equivalents at end of the period	272,684	196,194